Paramount Energy Trust

Amended Consolidated Balance Sheets

As at	September 30, 2005	December 31, 2004
($ thousands)	(unaudited)	(audited)
	(restated, note 2)
Assets
Current assets
Accounts receivable	$ 50,305	$ 30,355
Property, plant and equipment (notes 4 and 5)	727,306	494,885
Goodwill (note 4)	29,129	29,698
Other assets (note 3)	7,463	1,773
	$ 814,203	$ 556,711

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 31,236	$ 21,674
Distributions payable	19,391	13,065
Bank and other debt (note 6)	182,196	171,698
	232,823	206,437

Gas over bitumen royalty adjustments (note 13)	31,966	11,200
Asset retirement obligations (note 10)	57,242	34,116
Convertible debentures (note 7)	87,486	38,419
Future income taxes	-	2,088

Unitholders’ equity
Unitholders’ capital (note 8)	738,577	495,862
Equity component of convertible debentures (note 7)	648	-
Contributed surplus (note 2)	3,480	4,536
Equity adjustments	(16,172)	(16,172)
Accumulated earnings	68,711	24,741
Accumulated distributions	(390,558)	(244,516)
	404,686	264,451
	$ 814,203	$ 556,711
See accompanying notes Commitments: note 12 Contingency: note 13 Subsequent events: note 14

Paramount Energy Trust

Amended Consolidated Statements of Earnings and Accumulated Earnings

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2005	2004	2005	2004
($ thousands except per Unit amounts, unaudited)	(restated, note 2)	(restated, note 2)	(restated, note 2)	(restated, note 2)
Revenue
Natural gas	$ 118,928	$ 59,156	$ 295,508	$ 160,292
Royalties	(22,328)	(10,298)	(54,828)	(26,319)
	96,600	48,858	240,680	133,973

Expenses
Operating	15,936	9,436	47,179	27,969
Transportation costs	3,840	2,452	10,130	6,794
Exploration expenses	1,076	1,046	12,258	2,119
General and administrative (notes 2 and 9)	2,877	3,501	9,422	7,465
Gas over bitumen costs (note 13)	163	65	866	1,044
Interest	2,152	1,372	5,928	3,150
Interest on convertible debentures	2,193	600	4,871	600
Depletion, depreciation and accretion	37,926	25,573	107,292	72,681
	66,163	44,045	197,946	121,822
Earnings before income taxes	30,437	4,813	42,734	12,151
Future income tax reduction	-	-	1,519	-
Capital taxes	(98)	-	(282)	-
	(98)	-	1,237	-
Net earnings	30,339	4,813	43,971	12,151

Accumulated earnings net of distributions at beginning of period	(298,048)	(119,833)	(219,776)	(80,917)
Distributions paid or payable	(54,138)	(35,925)	(146,042)	(82,179)
Accumulated earnings net of distributions at end of period	$ (321,847)	$ (150,945)	$ (321,847)	$ (150,945)

Earnings per Trust Unit (note 8(c))
Basic	$ 0.39	$ 0.08	$ 0.60	$ 0.24
Diluted	$ 0.38	$ 0.08	$ 0.60	$ 0.24

Distributions per Trust Unit	$ 0.68	$ 0.58	$ 2.00	$ 1.58

See accompanying notes

Paramount Energy Trust

Amended Consolidated Statements of Cash Flows

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2005	2004	2005	2004
($ thousands, unaudited)	(restated, note 2)	(restated, note 2)	(restated, note 2)	(restated, note 2)
Cash provided by (used for)
Operating activities
Net earnings	$ 30,339	$ 4,813	$ 43,971	$ 12,151
Items not involving cash
Gas over bitumen royalty adjustments	5,660	-	20,766	-
Depletion, depreciation and accretion	37,926	25,573	107,292	72,681
Trust Unit compensation	507	648	1,387	1,684
Future income tax reduction	-	-	(1,519)	-
Amortization of other assets	294	-	513	-
Exploration expenses	-	267	9,608	554
Funds from operations	74,726	31,301	182,018	87,070
Change in non-cash working capital	4,228	(11,982)	(6,551)	(6,021)
	78,954	19,319	175,467	81,049

Financing activities
Issue of Trust Units	9,948	94,097	166,735	143,505
Distributions to Unitholders	(42,724)	(33,266)	(121,271)	(79,520)
Issue of convertible debentures	-	43,384	96,000	43,384
Change in bank and other debt	(48,437)	132,400	10,498	115,249
Change in non-cash working capital and other assets	2,815	5,555	5,972	4,532
	(78,398)	242,170	157,934	227,150

	$ 556	$ 261,489	$ 333,401	$ 308,199

Investing activities
Acquisition of investments	-	-	(1,243)	-
Acquisition of properties and corporate assets	(590)	(293,891)	(285,498)	(326,845)
Exploration and development expenditures	(3,882)	(1,527)	(48,494)	(15,043)
Proceeds on sale of property and equipment	4,330	32,750	5,366	32,750
Change in non-cash working capital and asset retirement obligation	(414)	1,179	(3,532)	939
	$ (556)	$ (261,489)	$ (333,401)	$ (308,199)

Interest paid	$ 3,480	$ 1,393	$ 10,596	$ 2,832
Taxes paid	$ 97	$ -	$ 203	$ -

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Amended Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These amended interim consolidated financial statements of Paramount Energy Trust (“PET”) have been prepared by management in accordance with Canadian generally accepted accounting principles following the same accounting principles and methods of computation as the amended consolidated financial statements for the year ended December 31, 2004 except as described below.  The disclosures provided below are incremental to those included with the amended annual consolidated financial statements.   The specific accounting principles used are described in the amended annual consolidated financial statements of the Trust and should be read in conjunction with these amended interim financial statements.

2.

AMENDMENT OF FINANCIAL STATEMENTS

Trust Unit-based compensation

The Trust’s amended financial statements as at September 30, 2005 and for the three and nine month periods ended September 30, 2005 and September 30, 2004 have been restated to reflect the use of the binomial lattice option pricing model to value unit incentives. The Trust had previously used the modified Black Scholes method for measuring fair value of unit incentives.  PET believes the binomial lattice model provides a more accurate valuation than the modified Black Scholes model, particularly for unit incentive rights that feature a declining exercise price, such as those granted by PET.

The impact on 2004 and 2005 results of the retroactive application of the fair value method using the binomial lattice model is as follows:

Balance sheet	As previously reported September 30, 2005	Change	As restated September 30, 2005

Unitholders’ capital	$ 738,126	$ 451	$ 738,577
Contributed surplus	3,717	(237)	3,480
Accumulated earnings	68,925	(214)	68,711

Statement of Earnings	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Net earnings – as previously reported	$ 30,432	$ 43,942
Change in Trust Unit-based compensation expense	(93)	29
Net earnings – as restated	$ 30,339	$ 43,971
Net earnings per Trust Unit, basic – as previously reported	$ 0.39	$ 0.60
Net earnings per Trust Unit, basic – as restated	$ 0.39	$ 0.60
Net earnings per Trust Unit, diluted – as previously reported	$ 0.38	$ 0.60
Net earnings per Trust Unit, diluted – as restated	$ 0.38	$ 0.60

Statement of Earnings	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Net earnings – as previously reported	$ 4,781	$ 11,794
Reduction in Trust Unit-based compensation expense	32	357
Net earnings – as restated	$ 4,813	$ 12,151
Net earnings per Trust Unit, basic and diluted – as previously reported	$ 0.08	$ 0.23
Net earnings per Trust Unit, basic and diluted – as restated	$ 0.08	$ 0.24

A reconciliation of contributed surplus resulting from adoption of the new methodology is provided below:

Balance, as at January 1, 2004	$ 3,136
Trust Unit-based compensation expense, as previously reported	5,493
Reduction in Trust Unit-based compensation expense upon restatement	(3,119)
Transfer to share capital on exercise of Incentive Rights, as previously reported	(807)

Increase in transfer to share capital on exercise of Incentive Rights upon restatement	(167)
Balance, as at December 31, 2004	4,536
Trust Unit-based compensation expense, as previously reported	1,416
Reduction in Trust Unit-based compensation expense upon restatement	(29)
Trust-Unit based compensation, as restated	1,387
Transfer to share capital on exercise of Incentive Rights, as previously reported	(2,160)
Increase in transfer to share capital on exercise of Incentive Rights upon restatement	(283)
Balance, as at September 30, 2005, as restated	$ 3,480

PET used the Binomial Lattice option-pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

	Year of Grant
	2005	2004
Distribution yield	2.1 - 3.7%	2.7 – 3.3%
Expected volatility	21.0%	20.0%
Risk-free interest rate	3.12 - 3.41%	3.24 - 3.99%
Expected life of Rights (years)	3.75	3.75
Vesting period of Rights (years)	4.0	4.0
Contractual life of Rights (years)	5.0	5.0
Weighted average fair value per option on the grant date	$2.63	$1.80

3.

OTHER ASSETS

	September 30, 2005	December 31, 2004

Convertible debenture issue costs	$ 3,220	$ 1,773
Investments	4,243	-
	$ 7,463	$ 1,773

Convertible debenture issue costs are amortized to earnings over the life of the debentures and reclassified to Unitholders’ capital as and when debentures are converted to Trust Units.

Investments include $3.0 million related to PET’s interest in Sebring Energy Inc. and $1.2 million related to the Trust’s five percent interest in the Eagle Energy Marketing Canada Limited Partnership.  These investments are accounted for on a cost basis.

4.

ACQUISITIONS

On May 17, 2005 the Trust closed the acquisition of producing natural gas properties in Northeast Alberta (the “Northeast Alberta Acquisition”) for an aggregate purchase price of $272.3 million.  The acquisition was financed through the issuance of 9,500,000 Trust Units for gross proceeds of $160.1 million in addition to the issuance of $100.0 million in 6.25% convertible extendible unsecured subordinated debentures (see note 7), and through existing credit facilities.

Property, plant and equipment acquired	$ 285,594
Asset retirement obligation	(13,267)
Net purchase price	$ 272,327

Goodwill recorded on the purchase of Cavell Energy Corporation has been reduced by $0.5 million to reflect adjustments to tax balances at the closing date of the acquisition.

5.

PROPERTY, PLANT AND EQUIPMENT

	September 30, 2005	December 31, 2004

Petroleum and natural gas properties	$ 1,270,389	$ 954,351
Asset retirement costs	51,292	30,787
Corporate assets	15,303	14,754
	1,336,984	999,892
Accumulated depletion and depreciation	(609,678)	(505,007)

$ 727,306	$ 494,885

Property, plant and equipment costs at September 30, 2005 included $88.4 million (September 30, 2004 - $72.5 million) currently not subject to depletion.

6.

BANK AND OTHER DEBT

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks (the “Credit Facility”).  The Credit Facility currently has a borrowing base of $310 million, consisting of a demand loan of $300 million and a working capital facility of $10 million.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $2.87 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at September 30, 2005 was 3.81%.

7.

CONVERTIBLE DEBENTURES

As at January 1, 2005, the Trust adopted new accounting standards for the classification of liabilities that may be settled with a variable number of equity instruments such as Trust Units.  The adoption has resulted in the convertible debentures being classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature.  As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings.

The Trust’s 8% convertible unsecured subordinated debentures (the “8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.  During the nine months ended September 30, 2005, $26.9 million of 8% Convertible Debentures were converted, resulting in the issuance of 1,895,187 Trust Units.

The Trust’s 6.25% convertible unsecured subordinated debentures (the “6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit. During the nine months ended September 30, 2005, $23.5 million of 6.25% Convertible Debentures were converted, resulting in the issuance of 1,212,029 Trust Units.

At September 30, 2005, the Trust had $11.5 million in 8% Convertible Debentures outstanding with a fair market value of $18.6 million, and $76.6 million in 6.25% Convertible Debentures outstanding with a fair market value of $91.9 million.

	8% Series		6.25% Series		Total
	Number of debentures	Amount	Number of debentures	Amount	Amount
August 10, 2004 issuance	48,000	$ 48,000	-	$ -	$ 48,000
Portion allocated to equity	-	-	-	-	-
Converted into Trust Units	(9,581)	(9,581)	-	-	(9,581)
December 31, 2004	38,419	38,419	-	-	38,419
April 26, 2005 issuance	-	-	100,000	100,000	100,000
Portion allocated to equity	-	-	-	(846)	(846)
Accretion of non-cash interest expense	-	-	-	80	80
Converted into Trust Units	(26,912)	(26,912)	(23,453)	(23,255)	(50,167)
As at September 30, 2005	11,507	$ 11,507	76,547	$ 75,979	$ 87,486

8.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount (restated, Note 2)
Balance, December 31, 2003, as restated	44,638,376	$ 260,019
Units issued pursuant to Unit offerings	12,295,547	146,675
Units issued pursuant to corporate acquisition	6,931,633	78,674
Units issued pursuant to Unit Incentive Plan	153,875	1,539
Units issued pursuant to Distribution Reinvestment Plan	632,829	8,185
Units issued pursuant to conversion of Debentures	674,711	9,581
Issue costs on Convertible Debentures converted to Trust Units	-	(383)
Trust Unit issue costs	-	(8,428)
Balance, December 31, 2004	65,326,971	495,862
Units issued pursuant to Unit offerings	9,500,000	160,075
Units issued pursuant to Unit Incentive Plan	420,125	3,802
Units issued pursuant to Distribution Reinvestment Plan	2,439,908	41,041
Units issued pursuant to conversion of Debentures	3,107,216	50,365
Issue costs on Convertible Debentures converted to Trust Units		(1,983)
Trust Unit issue costs		(10,585)
Balance, September 30, 2005	80,794,220	$ 738,577

c)

Per Unit Information

Basic earnings per Trust Unit were calculated using the weighted average number of Trust Units outstanding during the three months and nine months ended September 30, 2005 of 78,761,798 and 72,764,410 respectively (2004 – 59,738,337 and 50,529,515, respectively).  The Trust uses the treasury stock method where only “in the money” dilutive instruments impact the diluted calculations.  In computing diluted earnings per Unit for the three and nine month periods ended September 30, 2005, 632,416 and 561,186 Units respectively were added to the weighted average number of Trust Units outstanding for the dilutive effect of Rights (2004  - 405,313 and 123,835 respectively).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Unit Certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET (the "Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly.  The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable 5 years after issuance.

9.

UNIT INCENTIVE PLAN

At September 30, 2005 a total of 3,963,838 PET Trust Units had been reserved under the Unit Incentive Plan.  A summary of the changes in Rights outstanding under the plan is as follows:

Rights
	Average exercise price	Rights
Balance, December 31, 2004	$ 6.13	1,612,750

Granted	16.58	547,125
Exercised	3.23	(420,125)
Cancelled	11.40	(115,000)
Balance, September 30, 2005	$ 9.08	1,624,750
Rights exercisable, end of period	$ 9.35	25,000

The following summarizes information about Unit Incentive Rights outstanding at September 30, 2005:

Range of exercise prices	Number outstanding at September 30, 2005	Weighted average contractual life (years)	Weighted average exercise price/ Right	Number exercisable at September 30, 2005	Weighted average exercise price/Right
$0.18	482,750	3	$ 0.18	-	-
$7.97-$8.10	147,500	4	$ 8.04	12,500	$ 8.04
$8.79-$13.76	447,375	4.5	$ 9.85	12,500	$10.65
$14.82-$21.32	547,125	5	$16.58	-	-
Total	1,624,750	4	$ 9.08	25,000	$ 9.35

10.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $57.2 million as at September 30, 2005 based on a total future liability of $125.1 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015.  The Trust used a credit adjusted risk free rate of 7.82% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	September 30, 2005	December 31, 2004
Obligation, beginning of period	$ 34,116	$ 21,701
Liabilities incurred	7,238	-
Liabilities acquired (note 4)	13,267	10,325
Accretion expense	2,621	2,090
	$ 57,242	$ 34,116

11.

FINANCIAL INSTRUMENTS

Natural gas commodity price hedges

At September 30, 2005, the Trust had entered into financial hedge arrangements as follows:

Type	Volume	Term	Fixed ($/GJ)	Floor ($/GJ)	Ceiling ($/GJ)
AECO fixed price	40,000 GJ/d	Oct 05	$7.01	-	-
AECO fixed price	55,000 GJ/d	Nov 05 - Mar 06	$8.19	-	-
AECO fixed price	20,000 GJ/d	Apr 06 – Oct 06	$8.01	-	-

Had these contracts been settled on September 30, 2005, using forward prices in effect at that time, the mark-to-market settlement payment by PET would have totaled $60.0 million.

12.

COMMITMENTS

At September 30, 2005, the Trust had entered into physical gas sales arrangements as follows:

Type	Volume	Term	Fixed ($/GJ)	Floor ($/GJ)	Ceiling ($/GJ)
AECO collar	5,000 GJ/d	Oct 05	-	$6.50	$7.30
AECO fixed price	70,000 GJ/d	Oct 05	$7.64	-	-
AECO fixed price	75,000 GJ/d	Nov 05 – Mar 06	$8.62	-	-
AECO fixed price	25,000 GJ/d	Apr 06 – Oct 06	$8.03	-	-

PET has committed to supply to Eagle Energy Marketing Canada Limited Partnership for marketing on behalf of the Trust at market prices as directed by PET a minimum average of 30 MMcf/d of physical natural gas deliveries for a five year period commencing March 1, 2005.

13.

GAS OVER BITUMEN ISSUE

The AEUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk.  Following the completion of a Regional Geological Study by the AEUB and an interim hearing held in March 2004, the AEUB ordered the shut-in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in northeast Alberta.  During the three and nine month periods ended September 30, 2005 the Trust incurred $0.2 million and $0.9 million, respectively, in legal and consulting expenditures directly related to the gas over bitumen issue (2004 - $0.1 million and $1.0 million, respectively).

On October 4, 2004 the Government of Alberta enacted amendments to the Royalty Regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at 1 percent after the first year of shut-in increasing at 1 percent per annum based on the period of time such zones remained shut-in to a maximum of 10 percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At September 30, 2005 PET had recorded $32.0 million for cumulative gas over bitumen royalty adjustments received to that date on the Trust’s balance sheet.  Royalty adjustments received are not included in earnings but are recorded as a component of funds from operations.  As PET cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences, the royalty adjustments are being excluded from earnings pending such determination.

14.

SUBSEQUENT EVENTS

a)

On May 17, 2005 the Trust closed the acquisition of producing natural gas properties in Northeast Alberta (the

“Northeast Alberta Acquisition”) for an aggregate purchase price of $273.5 million. The purchase price has been   allocated as follows:

Property, plant and equipment acquired	$ 286,768
Asset retirement obligations	(13,267)
Net purchase price	$ 273,501

b)

 On April 26, 2005 the Trust closed an offering of 9.5 million Trust Units for gross proceeds of approximately

$160.0 million, in addition to $100.0 million in 6.25% convertible unsecured subordinated debentures (the “6.25%   Convertible Debentures”). The 6.25% Convertible debentures mature on June 30, 2010, bear interest at 6.25% per   annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all   other liabilities of PET including the Credit Facility. The 6.25% Convertible Debentures are convertible at the   option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust   Unit.

c)

On February 16, 2006 the Trust acquired all the issued and outstanding shares of a private oil and gas exploration and development company for cash consideration of approximately $92 million.

d)

On March 15, 2006 the Trust announced that it has entered into an agreement to sell to a syndicate of

underwriters $100 million aggregate principal amount of 6.25% convertible unsecured   subordinated debentures. The offering is expected to close on or about April 6, 2006.